FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of June, 2003
                                           -----------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F       x               Form 40-F
                      -----                        -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                             No          x
                      -----                       -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

                                        Contact: Lynn Martenstein (305) 539-6570
                                                 Michael Sheehan (305) 539-6572


                                        For Immediate Release



       ROYAL CARIBBEAN CRUISES LTD. APPOINTS NEW CHIEF FINANCIAL OFFICER
       -----------------------------------------------------------------

MIAMI -- June 17, 2003 -- Royal Caribbean Cruises Ltd. today named senior executive Luis E. Leon as its Executive Vice President and Chief Financial Officer. Leon will assume broad-reaching responsibilities to formulate and manage financial and investment strategy, policies and plans. Leon will report directly to Richard D. Fain, Chairman and CEO.

     Leon has a unique background with over two decades of financial and investor relations experience where he has focused on achieving efficiencies that impact the bottom line. Most recently, Leon has been Chief Financial Officer for Graphic Packaging International Corporation, a position that involved significant cost management initiatives and other transactions including a stock swap merger and acquisition.

     "We are delighted to have a senior executive of Luis' stature and experience join Royal Caribbean's already strong financial team," Fain said. "Luis has a proven track record of success, and has particularly strong experience in cost control and corporate governance."

     "I am pleased and excited about joining Royal Caribbean," Leon said. "From my perspective, Royal Caribbean is a special company, in an exciting and rewarding industry."

     Bonnie Biumi, an experienced Royal Caribbean finance executive who has held the position of interim CFO, will continue in the position of Senior Vice President and Treasurer, and will report directly to Leon.

     "Bonnie has done an outstanding job while in her interim CFO role," Fain said. "It has been one of the most challenging years in the industry's history, and I can't say enough good things about the job she has done while also continuing to perform all of her other responsibilities."

     Royal Caribbean International and Celebrity Cruises are operated by global cruise company Royal Caribbean Cruises Ltd. The company has a combined total of 25 ships in service and three under construction. It also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com and www.rclinvestor.com.

                                  # # # # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        --------------------------------------
                                        (Registrant)



Date:  June 17, 2003                    By: /s/ BONNIE S. BIUMI
                                            ----------------------------------
                                                Bonnie S. Biumi
                                                Acting Chief Financial Officer